Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated October 12, 2007
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B -
15 Year Non-Call 1 Year LIBOR Range Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PL87

Principal Amount (in Specified Currency): $5,000,000. TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.
Issue Price: 100%
Trade Date: October 12, 2007
Original Issue Date: October 24, 2007
Stated Maturity Date: October 24, 2022

Interest Rate: See "Additional Terms of the Notes"
Interest Payment Dates: Quarterly, on each January 24, April 24,
July 24 and October 24, commencing January 24, 2008

Net Proceeds to Issuer: 100%
Agent's Discount or Commission: 0.0%. The Agent will enter into swap transactions with TMCC to hedge TMCC's obligations under the Notes.
Agent: Merrill Lynch, Pierce, Fenner & Smith Incorporated
Agent's Capacity: Principal

Calculation Agent: Merrill Lynch Capital Services, Inc.

Day Count Convention: 30/360
Business Day Convention: Following (with no adjustment to period end dates)

Redemption: The Notes are subject to redemption by TMCC, in whole but not in part, at par on each Redemption Date and subject to the Notice of Redemption referred to below.
Redemption Dates: Each Interest Payment Date, commencing October
24, 2008
Notice of Redemption: The redemption of the Notes is subject to not less than 10 calendar days' prior notice

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: No
Total Amount of OID: None

Specified Currency: U.S. dollars
Minimum Denominations: $100,000 and $1,000 increments thereafter
Form of Note: Book-entry only


ADDITIONAL TERMS OF THE NOTES

Interest

      The Notes will bear interest from and including the Original Issue Date and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or maturity, as applicable) (each, an "Interest Calculation Period") calculated in accordance with the following formula:

(8.125%) x (n / N)

Where:

"n" means the total number of New York Business Days in the applicable Interest Calculation Period on which the U.S. dollar LIBOR rate with an index maturity of 6 months ("6-month LIBOR") is determined to be greater than 0.0% and less than or equal to 7.0%; provided, however, that the 6-month LIBOR determined on the London Banking Day (as that term is defined in the Prospectus Supplement) immediately preceding the fifth New York Business Day preceding each Interest Payment Date (or maturity, as applicable) shall apply to such New York Business Day and each of the remaining New York Business Days in the related Interest Calculation Period; and

"N" means the total number of New York Business Days in the applicable Interest Calculation Period.
      Nothing will be added to "n" with respect to any New York Business Day on which 6-month LIBOR is determined or deemed to be less than or equal to 0.0% or greater than 7.0%. For each New York Business Day in an Interest Calculation Period that is not a London Banking Day, 6-month LIBOR for that New York Business Day will be the rate in effect on the immediately preceding London Banking Day.
      6-month LIBOR will be determined with reference to Reuters Page LIBOR01 as of 11:00 A.M. London time on the applicable New York Business Day. If 6-month LIBOR cannot be determined as described in the prior sentence, 6-month LIBOR will be calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for 6 months to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such New York Business Day and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such quotations are provided, 6-month LIBOR determined on the applicable New York Business Day will be the arithmetic mean of the quotations. If fewer than two quotations are provided, 6-month LIBOR determined on the applicable New York Business Day will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 A.M. New York time on such London Banking Day by three major banks in The City of New York, which may include the Calculation Agent and its affiliates, selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having a maturity of 6 months and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks so selected by the Calculation Agent are not quoting as described in the prior sentence, 6-month LIBOR for the applicable New York Business Day will be 6-month LIBOR in effect on the immediately preceding New York Business Day.

      All percentages resulting from any calculation of the interest rate will be rounded to the nearest fifth decimal place (one hundred-thousandth of a percentage point), with five one millionths of a percentage point rounded upwards. For example, 9.876545% (or .09876545) would be rounded to 9.87655% (or
..0987655), and all dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent with one-half cent being rounded upward.
Interest Accrual During Floating Interest Rate Period -
Hypothetical Examples

      The table below presents examples of hypothetical quarterly interest that would accrue on the Notes based on the total number of New York Business Days in an Interest Calculation Period beginning on October 24, 2007 and ending on (and excluding) January 24, 2008 on which 6-month LIBOR is determined or deemed to be greater than 0.0% and less than or equal to 7.0%. The table assumes that the Interest Calculation Period contains 61 Business Days and that an interest rate of 8.125% per annum is used as the percentage in the interest rate formula.

      The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest payments will depend on the actual number of New York Business Days in each Interest
Calculation Period and the actual interest rate.

      N	Hypothetical Quarterly Interest Rate Accrued Per Annum
      0		0.00%
      15	1.998%
      30	3.996%
      45	5.994%
      60	7.992%
      61	8.125%

Historical Data on 6-Month LIBOR

      6-month LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The following table sets forth, for each of the reference periods indicated, the high and low level of 6-month LIBOR. The historical performance of 6-month LIBOR should not be taken as an indication of the future performance of 6-month LIBOR during the term of the Notes.

      Year   Quarter    Maximum    Minimum

      2002	1		2.38		1.79
      		2		2.36		1.91
      		3		1.96		1.69
      		4		1.84		1.38
      2003	1		1.41		1.17
      		2		1.33		0.98
      		3		1.21		1.11
      		4		1.28		1.16
      2004	1		1.23		1.15
      		2		1.94		1.16
      		3		2.20		1.83
      		4		2.79		2.20
      2005	1		3.40		2.78
      		2		3.71		3.33
      		3		4.23		3.73
      		4		4.71		4.23
      2006	1		5.14		4.68
      		2		5.64		5.14
      		3		5.63		5.36
      		4		5.43		5.29
      2007	1		5.40		5.26
      		2		5.41		5.33
      		3	     5.60    	5.07
      		4*		5.22		5.14

      *through 10/12/07

      6-month LIBOR at 11:00 A.M. London time on October 12, 2007, was 5.1375%.


RISK FACTORS

      Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in range accrual notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 6-month LIBOR, and other events that are difficult to predict and beyond TMCC's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable range-accrual notes and the suitability of the Notes in light of their particular circumstances.

      The Amount Of Interest Payable On The Notes Is Uncertain And
Could Be 0.0%.

      6-month LIBOR is a floating rate. No interest will accrue on the Notes with respect to any New York Business Day on which 6-month LIBOR is less than or equal to 0.0% or greater than 7.0%. For every New York Business Day on which 6-month LIBOR is less than or equal to 0.0% or greater than 7.0%, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if 6-month LIBOR remains less than or equal to 0.0% or greater than 7.0% with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.

      The Yield On The Notes May Be Lower Than The Yield On A
Standard Debt Security Of Comparable Maturity.

      The Notes bear interest at a rate of 0.0% per annum with respect to any New York Business Day on which 6-month LIBOR is less than or equal to 0.0% or greater than 7.0%. As a result, if 6-month LIBOR remains less than or equal to 0.0% or greater than 7.0% for a substantial number of New York Business Days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period may be less than what would be payable on conventional, fixed-rate redeemable notes of TMCC of comparable maturity.

      The Applicable 6-Month LIBOR Rate Determined With Reference
To The Fifth New York Business Day Preceding The End Of An
Interest Calculation Period Will Be The Rate For The Remainder Of
That Interest Calculation Period.

      Because 6-month LIBOR determined with reference to the fifth New York Business Day preceding the end of an Interest
Calculation Period will be 6-month LIBOR for the remainder of that Interest Calculation Period, if 6-month LIBOR determined with reference to that New York Business Day is not greater than 0.0% or less than or equal to 7.0%, no interest will be paid on the Notes with respect to the remaining New York Business Days in that Interest Calculation Period, even if 6-month LIBOR on any of the subsequent remaining New York Business Days were actually greater than 0.0% or less than or equal to 7.0%.

      The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less
Than The Amount For Which They Were Originally Purchased.

      TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, the level of 6-month LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

*	The market value of the Notes at any time might be affected by changes in the level of 6-month LIBOR. For example, an increase in the level of 6-month LIBOR could cause a decrease in the market value of the Notes because no interest will be payable on the Notes if 6-month LIBOR is greater than 7.0%.
Conversely, a decrease in the level of 6-month LIBOR could cause an increase in the market value of the Notes because interest will be payable. However, if the level of 6-month
LIBOR decreases and remains low, the likelihood of the Notes being redeemed would increase. The level of 6-month LIBOR itself will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

*	Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 6-month LIBOR increases, the market value of the Notes may decrease.

*	The market value of the Notes will likely be affected by
changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

The impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as a decrease in the level of 6-month LIBOR.

      In general, assuming all relevant factors are held constant, TMCC expects that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

      The Historical Performance Of 6-Month LIBOR Is Not An
Indication Of The Future Performance Of 6-Month LIBOR.

      The historical performance of 6-month LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of 6-month LIBOR during the term of the Notes. Changes in the level of 6-month LIBOR will affect the trading price of the Notes, but it is impossible to predict whether the level of 6-month LIBOR will rise or fall.